FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

EUROZINC MINING CORPORATION

1045 - 1050 West Pender Street

Vancouver, B.C., V6E 3S7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

  EXHIBITS

Exhibit 1

Second Quarter Report dated August 20, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation

(Registrant)

By:/s/"Ron A. Ewing"

(Signature)

Ron A. Ewing, Exec. Vice-President, CFO

Date: August 21, 2003

BC FORM 51-901F

Quarterly Report

Incorporated as part of:	X Schedule A
_ Schedules B & C (place x in appropriate category)

                                      ISSUER DETAILS:

NAME OF ISSUER: EUROZINC MINING CORPORATION

ISSUER ADDRESS: 1045 - 1050 West Pender Street
Vancouver, B.C. V6E 3S7

ISSUER PHONE NUMBER: (604) 681-1337

ISSUER FAX NUMBER: (604) 681-1339

WEB SITE ADDRESS: www.eurozinc.com

CONTACT PERSON: Ron A. Ewing

CONTACT EMAIL ADDRESS: rewing@eurozinc.com

CONTACT'S POSITION: Secretary-Treasurer, CFO

CONTACT PHONE NUMBER: (604) 681-1337

FOR QUARTER ENDED: June 30, 2003

DATE OF REPORT: August 20, 2003

CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

   J. Edward Fletcher                    "J. Edward Fletcher"                                    03/08/20

NAME OF DIRECTOR                SIGN (TYPED)       DATE SIGNED (YY/MM/DD)

   Alvin W. Jackson                        "Alvin W. Jackson"                                    03/08/20

NAME OF DIRECTOR                SIGN (TYPED)        DATE SIGNED (YY/MM/DD)

CONSOLIDATED BALANCE SHEETS As of June 30, 2003

	June 30, 2003	Dec 31, 2002
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$ 371,880	$ 310,679
Accounts receivable and refundable taxes	830,441	787,001
Prepaid expenses and deposits	63,882	75,137

Mineral properties
Mineral properties acquisition	9,333,510	9,333,510
Deferred development and exploration costs (note 3)	23,358,257	21,215,896

Property, plant and equipment (note 2)	8,125,960	8,164,699

	$ 42,083,930	$ 39,886,922

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 1,755,194	$ 1,524,339
Current portion - convertible loans (note 6)	5,649,770	6,241,525
Current portion - deferred sales contracts	170,301	199,177
Current portion - capital leases	6,424	17,771

Long-term liabilities
Capital leases	19,527	24,513
Deferred sales contracts	510,904	597,530
Convertible loan (note 6)	8,295,476	6,500,627
Long-term payables	15,761,501	17,301,513

Shareholder's equity:
Share capital (note 5)	32,958,583	32,958,583
Equity component of convertible loans	4,865,607	4,117,711
Deficit	(27,909,357)	(29,596,367)

	$ 42,083,930	$ 39,886,922

See accompanying notes to consolidated financial statements

Schedule A

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited) For the six months ended June 30, 2003 and 2002

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Revenue
Interest and other income	$ 59	$ 155	$ 863	$ 208
Operation and administration expenses
Amortization	22,795	28,503	45,620	48,985
Consulting fees	78,100	1,328	179,478	2,629
Insurance	9,796	6,407	18,858	15,493
Accounting and legal	145,090	80,312	232,799	115,838
Interest paid or payable on conv. loans and LT payables	168,534	144,651	336,065	203,411
Interest on accretion of conv. loans and LT payables	254,008	-	460,879	-
Filing and transfer agent fees	19,267	4,544	27,142	15,618
Management fees	29,017	25,157	58,033	73,993
Office	13,095	14,875	24,571	44,614
Rent	6,128	5,969	11,738	11,001
Shareholder communications	24,799	26,066	36,821	38,564
Printing	16,947	33,614	19,755	39,375
Travel and accommodation	72,961	23,430	136,219	68,613
Wages	49,923	78,548	103,846	181,462

Less: cost recovery	(1,050)	(1,090)	(2,100)	(5,360)
	909,410	472,314	1,689,724	854,236

Loss for the period before other items	909,351	472,159	1,688,861	854,028
Foreign exchange (gain) loss	(1,658,721)	83,014	(3,330,558)	96,997

(Gain) on sale of property and equipment	(45,313)	(10,571)	(45,313)	(145,173)
Net (gain) loss for the period		544,602	(1,687,010)	805,852
Deficit - beginning of period	28,704,040	23,334,336	29,596,367	22,940,318
Adjustment loss on adoption of new accounting
standard for Foreign Currency Translation	-	-	-	132,768

Deficit - end of period	$27,909,357	$23,878,938	$27,909,357	$23,878,938

Gain (Loss) per share	0.01	(0.01)	0.02	(0.01)
Weighted average number of shares outstanding			70,246,502	62,969,075

See accompanying notes to consolidated financial statements

Schedule A

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) For the six months ended June 30, 2003 and 2002

	Three months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Cash provided by (used for):
Operating activities
Net gain (loss) for the period	$ 794,683	$ (544,602)	$ 1,687,010	$ (805,852)
Non-cash items
Amortization	22,795	28,503	45,620	48,985

Interest on accretion of conv. loans and LT payables	254,009	-	460,879	-

Unrealized foreign exchange (gain) loss	(1,613,494)	83,016	(3,284,797)	96,997
(Gain) on sale of property and equipment	(45,313)	(10,571)	(45,313)	(145,173)
Common shares issued for interest expense	-	115,131	-	115,131
	(587,320)	(328,523)

Change in non-cash working capital items
Accounts receivable and refundable taxes	(23,837)	(49,308)	(43,440)	(60,847)
Prepaid expenses and deposits	4,451	(47,114)	11,255	77,354
Accounts payable and accrued liabilities	(27,540)	30,942	230,856	22,634
Deferred financing costs	-	3,936	-	7,872
Deferred sales contracts	(17,163)	-	(17,163)	-
	(651,409)	(390,067)	(955,093)	(642,899)

Financing activities
Shares issued for cash - net	-	1,109,847	-	1,109,847

Financing costs	-	(21,289)	-	(49,129)
Capital lease payments	(7,832)	(2,527)	(16,334)	(7,413)
Convertible loan proceeds	1,621,870	507,105	3,181,870	2,243,285
		1,593,136		3,296,590

Investing activities
Mineral properties development expenditures	(1,041,306)	(1,059,339)	(2,142,361)	(2,397,484)
(Acquisition) sale of property, plant and equipment	3,901	(70,668)	(6,881)	(71,443)
		(1,130,007)	(2,149,242)	(2,468,927)

Increase (decrease) in cash	(74,776)	73,062	61,201	184,764

Cash and cash equivalents - beginning of period	446,656	815,808	310,679	704,106

Cash and cash equivalents - end of period	$ 371,880	$ 888,870	$ 371,880	$ 888,870

See accompanying notes to consolidated financial statements

Schedule A

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the six months ended June 30, 2003 and 2002 (Unaudited)

1. Basis of presentation:

These unaudited Interim Consolidated Financial Statements have been prepared pursuant to the accounting standards established by the Canadian Institute of Chartered Accountants (CICA) for "Interim Financial Statements".

The disclosures in these Interim Consolidated Financial Statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements and they should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended December 31, 2002.

Except as otherwise disclosed in these notes, the Interim Consolidated Financial Statements follow the same accounting policies and methods as the most recent annual financial statements, and include all adjustments necessary to present fairly the results for the interim periods.  The results of operations for the six months ended June 30, 2003 are not necessarily indicative of results to be expected for the entire year ending December 31, 2003.

2.  Property, plant and equipment:

	Cost	Accumulated Amortization	Jun. 30, 2003 Net book value

Office equipment	$ 328,502	$ 198,819	$ 129,683
Mining equipment	1,177,826	20,043	1,157,783
Vehicles	507,353	217,082	290,271
Computer software	24,250	23,816	434
Buildings and equipment	6,370,250	-	6,370,250
Power transmission and distribution system	177,539	-	177,539
	$

	Cost	Accumulated Amortization	Dec. 31, 2002 Net book value

Office equipment	$ 319,089	$ 193,857	$ 125,232
Mining equipment	1,164,083	20,043	1,144,040
Vehicles	507,353	176,568	330,785
Computer software	24,250	23,672	578
Buildings and equipment	6,386,525	-	6,386,525
Power transmission and distribution system	177,539	-	177,539
		$ 414,140	$

Schedule A

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the six months ended June 30, 2003 and 2002 (Unaudited)

 3. Deferred development and exploration costs:

	As June 30, 2003
	Aljustrel	Malhadinha	Crypto	Total
	$	$	$	$
Balance - Beginning of period	19,725,661	1,480,717	9,518	21,215,896

Development and exploration costs
Electricity	257,408	-	-	257,408
Engineering	76,352	-	-	76,352
Environmental and geotechnical	11,335	-	-	11,335
Equipment maintenance	56,734	-	-	56,734
Geology	95,850	-	-	95,850
Management salaries	305,554	-	-	305,554
Materials and supplies	209,366	-	-	209,366
Property fees and taxes	69,546	-	612	70,158
Security	127,789	-	-	127,789
Site office	170,651	-	-	170,651
Wages	761,164	-	-	761,164
Current expenditures		-	612

Balance - End of period	21,867,410	1,480,717	10,130	23,358,257

	As of June 30, 2002
	Aljustrel	Malhadinha	Crypto	Total
	$	$	$	$
Balance - Beginning of period	15,300,229	1,427,691	90	16,728,010

Development and exploration expenses
Electricity	264,563	-	-	264,563
Engineering	103,551	-	-	103,551
Environmental and geotechnical	13,985	-	-	13,985
Equipment maintenance	54,980	-	-	54,980
Geology	62,936	-	407	63,343
Management salaries	295,817	-	-	295,817
Materials and supplies	165,478	-	-	165,478
Property fees and taxes	56,305	-	144	56,449
Security	105,927	-	-	105,927
Site office	229,827	5,608	-	235,435
Wages	1,037,956	-	-	1,037,956
Current expenditures		5,608	551

Balance - End of period	17,691,554	1,433,299	641	19,125,494

Schedule A

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the six months ended June 30, 2003 and 2002 (Unaudited)

4. Related party transactions:

During the six month period ended June 30, 2003, the Company paid or accrued the following amounts to Directors or companies controlled by Directors:

Management fees  $  58,033

    (June 30, 2002 - $73,993)

Consulting fees      $172,438

    (June 30, 2002 - nil)

Rent expenses for the six month period ended June 30, 2003 are net of $7,158 charged to a company, some of whose directors and shareholders are also Directors and shareholders of the Company (June 30, 2002 - $3,000).

1.

  5. Share capital:

Number

Amount

Common shares:  (Authorized: 1,000,000,000 without par value)

Balance, December 31, 2002

70,246,502

$32,958,583

Issued during period ended June 30, 2003

-

-

Balance, June 30, 2003

70,246,502

$32,958,583

Shares that are issued for non-cash consideration are recorded at their market value at the date of issuance.

No options were granted during the six month period ended June 30, 2003, and there are no shares in escrow or subject to pooling.

Options, Warrants, and Convertible Securities Outstanding

Security	Number/ Amount	Exercise/Conversion Price	Expiry /Anniversary Date
Options	37,500	$0.56	Nov 20, 2003
Options	465,005	$0.36	Dec 17, 2004
Options	50,000	$0.36	Jun 11, 2006
Options	495,000	$0.36	Sep 28, 2006
Options	400,000	$0.15	Nov 14, 2006
Options	5,460,000	$0.10	Dec 10, 2007
Warrants	2,964,984	$0.25	Dec 31, 2003
Warrants	1,600,000	$0.10	Aug 19, 2004
Warrants	2,400,000	$0.10	Oct 07, 2004
Warrants	1,200,000	$0.10	May 09, 2005
Convertible loan	$2,964,984	$0.25	Dec 31, 2003 *
Convertible loan	$2,964,984	$0.33	Dec 31, 2003 *
Convertible loan	$117,750	$0.15 $0.20	Sep 18, 2003 Sep 18, 2004***
Convertible loan	$367,749	$0.15 $0.20	Oct 02, 2003 Oct 02, 2004***
Convertible loan	$235,500	$0.10 $0.15	Oct 29, 2003 Oct 29, 2004***
Convertible loan	$235,500	$0.10 $0.15	Nov 29, 2003 Nov 29, 2004***
Convertible loan	$3,140,000	$0.15 $0.20	Dec 22, 2003 Dec 22, 2004**
Convertible loan	$549,500	$0.15 $0.20	May 10, 2004 Dec 31, 2004**
Convertible loan	$918,000	$0.14 $0.19	Jun 24, 2004 Dec 31, 2004**
Convertible loan	$936,000	$0.10 $0.15	Aug 19, 2004 Dec 31, 2004**
Convertible loan	$1,422,000	$0.10 $0.15	Oct 07, 2004 Dec 31, 2004**
Convertible loan	$2,340,000	$0.10	Dec 31, 2004**
Convertible loan	$695,000	$0.10	Dec 31, 2004**
Convertible loan	$204,000	$0.10	Dec 31, 2004**

* Convertible loan must be repaid or converted by December 31, 2003

** Convertible loan must be repaid or converted by December 31, 2004

***  Conversion price increases $0.05 on each anniversary date while conversion rights are outstanding

Schedule A

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the six months ended June 30, 2003 and 2002 (Unaudited)

6.   Convertible loans:

During the six months ended June 30, 2003, the Company received a total of US$2,150,000 from Resource Capital Funds (RCF) in additional funding in the form of convertible loans.   US$1,000,000 (Cdn$1,560,000) was advanced in the first quarter and US$1,150,000 (Cdn$1,621,870) was advanced in the second quarter. All of the funding is to be added to the total of US$5,059,235 (Cdn$7,922,000) in convertible bridge demand loans and a convertible term loan received by the Company in the period from September 2001 to December 2002.

The terms of the additional financing is similar to the terms of the previous loans received from RCF. The loans accrue interest at a floating annual rate equal to LIBOR plus three percent, compounded quarterly, and is payable semi-annually, at the option of the Company, in cash or free-trading shares based on the ten day weighted average market price preceding the interest payment. The Company may repay the loans upon not less than giving thirty days prior notice to RCF, however, after receiving notice RCF will be entitled to exercise its conversion rights. RCF will have the right at any time after May 12, 2003 through the expiry date of December 31, 2004 to convert all or any portion of the principal amount of the loan, and all or any portion of outstanding unpaid interest into common shares of the Company. The conversion price for the loan facility will be $0.10 per share through to the expiry date. Under the new loan facilities the Company issued to the Fund a total of 1,200,000 share purchase warrants with a term of two years and an exercise price of $0.10 per share.

The equity value of the conversion feature of this facility was estimated at $747,896 and is included as a separate component of the shareholders' equity. The equity value of this facility was calculated using the "residual valuation of equity component" method and is the difference between the loan proceeds received and its fair value, which was based on its present value using a discount rate of 15%.

   7. Subsequent events:

Subsequent to June 30, 2003, the Company received from RCF an additional US$650,000 (Cdn$884,000), which is to be consolidated with the US$2,150,000 received during the six months ended June 30, 2003, and US$5,059,235 (Cdn$7,922,000) in convertible bridge demand loans and a convertible term loan received by the Company in the period from September 2001 through December 2002.

The terms of the additional financing will be on the same terms described in Note 6. With the additional funding, the Company will issue to the Fund an additional 1,750,000 share purchase warrants with a term of two years and an exercise price of $0.10 per share.

Schedule A

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED MARCH 31, 2003

BC FORM 51-901F

Quarterly Report

Incorporated as part of:	_ Schedule A
_X_ Schedules B & C (place x in appropriate category)

                                      ISSUER DETAILS:

NAME OF ISSUER: EUROZINC MINING CORPORATION

ISSUER ADDRESS: 1045 - 1050 West Pender Street
Vancouver, B.C. V6E 3S7

ISSUER PHONE NUMBER: (604) 681-1337

ISSUER FAX NUMBER: (604) 681-1339

WEB SITE ADDRESS: www.eurozinc.com

CONTACT PERSON: Ron A. Ewing

CONTACT EMAIL ADDRESS: rewing@eurozinc.com

CONTACT'S POSITION: Secretary-Treasurer, CFO

CONTACT PHONE NUMBER: (604) 681-1337

FOR QUARTER ENDED: June 30, 2003

DATE OF REPORT: August 20, 2003

CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

   J. Edward Fletcher                "J. Edward Fletcher"                                        03/08/20

NAME OF DIRECTOR                SIGN (TYPED)        DATE SIGNED (YY/MM/DD)

   Alvin W. Jackson                    "Alvin W. Jackson"                                         03/08/20

NAME OF DIRECTOR                SIGN (TYPED)         DATE SIGNED (YY/MM/DD)

SUPPLEMENTARY INFORMATION

For the six months ended June 30, 2003

Directors and Officers

J. Edward Fletcher, Director & Chairman

Ryan T. Bennett, Director

Christian Bue, Director

John A. Greig, Director

Graham E. Mascall, Director

David F. Mullen, Director

Alvin W. Jackson, Director, President and Chief Operating Officer

Ronald A. Ewing, Executive Vice-President & Chief Financial Officer

For all other supplementary information, please refer to Schedule A - Interim Consolidated Financial Statements.

Schedule B

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

For the six months ended June 30, 2003

OVERVIEW

EuroZinc Mining Corporation ("the Company") is a mine development and mineral exploration company. The Company's primary focus since 1998 has been the Aljustrel base metal mine in Portugal, which the Company now owns through the Portuguese operating company, Pirites Alentejanas S.A. ("PA"). The Company purchased the mine from the Portuguese government-owned mining corporation, EDM, in December of 2001. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol EZM.

The Aljustrel mine is an existing, substantial mining facility that is currently on care and maintenance. The mine includes a modern mill, underground development, offices, machine shops, and stocked warehouses. Operating permits are in place and the mine has the use of a dedicated port facility. Most of the facilities were developed in the early 1990's when PA converted the operation from a pyrite producer to a producer of zinc, lead, silver and copper. The new facility operated for only a year and a half due to a combination of low metal prices and problems with the mine plan and the mill. The Company completed a positive feasibility study in June 2000 for putting the Aljustrel mine into production, and that study was subsequently updated in February 2001. However, a production decision has been deferred until the price of zinc recovers from historically low levels.

PA currently employs approximately eighty personnel to maintain the existing Aljustrel facilities, to carry out underground rehabilitation work, and to maintain a de-watering program to lower the level of the tailings pond on-site. In the current year PA will also carry out a limited work program on the Malhadinha exploration concession, which surrounds the Aljustrel mine and is now owned directly by PA. Until the Aljustrel mine can be put into production, EuroZinc has no sources of revenue. The Company continues to rely on its largest shareholder, Resource Capital Funds ("RCF"), to provide convertible debt financing to support the maintenance of PA and the Aljustrel mine.

RESULTS OF OPERATIONS

Net gain for the six month period ended June 30, 2003, was $1,687,010 ($0.02 per share) as compared to a net loss of $805,852 ($0.01 per share) in the six month period ended June 30, 2002. The gain was due primarily to an unrealized foreign exchange gain of $3,284,797 that resulted from a revaluation of the Company's foreign currency debt as of the period end based on a stronger Canadian dollar relative to both the U.S. dollar and the Euro compared to the fiscal year-end exchange rates.

Exploration and Development Activities

Capitalized development costs incurred in the six months ended June 30, 2003 totalled $2,142,361 compared to a total of $2,397,484 incurred in the same period in 2002. The Aljustrel project accounted for almost all the 2003 total; there were no expenditures on the Malhadinha exploration concession in Portugal and only a minimal amount was spent for maintenance of the Crypto property in the United States. Wages were the largest development cost, totalling $761,164 in the 2003 period for the eighty employees employed by PA on site at Aljustrel. However, the 2003 total decreased significantly from the 2002 period total ($1,037,956) since PA did not have the restructuring costs in 2003 that were incurred in the comparable period in 2002 as a result of personnel lay-offs. Most other categories of Aljustrel development expenditures in the 2003 period were relatively consistent with the level of expenditures in the 2002 period or decreased slightly, reflecting the care and maintenance status of the project.

Schedule C

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

For the six months ended June 30, 2003

Operating and Administration Expenses

Operating and administration expenses totalled $1,689,724 (after cost recoveries) in the six month period ended June 30, 2003, compared to a total of $854,236 in the equivalent period in 2002. The overall significant increase was largely due to the increase in interest expenses related to the Company's convertible loan facilities with RCF and the interest bearing long-term payable to EDM totalling $336,065 (2002-$203,411), and the interest recorded on accretion of the Company's convertible loans and long-term payables totalling $460,879 (2002-nil). The interest expense related to the accretion of convertible loans and long-term payables is to reflect the "financing" cost of these debt instruments and to bring their fair value to face value over the term of the debt; it is not a cash expense. The interest expense increased in the period ended June 30, 2003, due to the increase in the size of the principal amount of the facilities, by a total of US $3,650,000 from June 30, 2002, to June 30, 2003. Consulting and professional fees, accounting and legal fees, and travel and accommodation expenses increased by a total of $361,416 as a result of costs associated with the review and assessment of another mining project.

Other administration expenses in the interim 2003 period, such as amortization, insurance, rent, and shareholder communications were consistent with the 2002 amounts. Management fees, office expenses, printing expenses, and wages decreased by a total of $133,240 from the six month period in 2002 to the six month period in 2003, as a result of cutbacks at the Vancouver head office.

Foreign Exchange

The Company had a foreign exchange gain (unrealized) of $3,284,797 in the six months ended June 30, 2003, as the Canadian Dollar appreciated 6% and 18%, respectively, against the Euro and the US Dollar during the period. The Company has long-term debts to EDM and other Portuguese creditors of approximately 16,428,000 Euros (face value) due to the acquisition of PA, and convertible loans due to RCF totaling US$11,859,235. Depending on the stability of the Canadian dollar relative to the European Euro and the US Dollar, foreign exchange gain or loss will continue to occur in the future.

The Company does not have a hedging policy to mitigate the impact of foreign currency fluctuations. However, the Company has adopted a policy of converting funds, when they are received, into the required currencies in the proportions historically expended to provide some protection against future currency fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

The six month operating cash outflow after allowing for changes in non-cash working capital accounts was $955,093 in the period ended June 30, 2003, as compared to the operating cash outflow in the same 2002 period of $642,899. The increase in the 2003 period total can be attributed primarily to the increase in the interest expense associated with the convertible loan facilities and the consulting, travel, and accounting and legal fees associated with a mining project review. The total increase of $181,508 in non-cash working capital accounts in the 2003 period was due to the increase in accounts payable and accrued liabilities for interest and non-resident withholding taxes due on the convertible loan facilities, some PA creditors, and fees associated with the project review.

Investing Activities

The Company's investing activity in the six month period ended June 30, 2003, totalled $2,149,242, and was almost completely associated with the capitalized development expenses of the Aljustrel mine. The investment in Aljustrel for development of the mine, as of the end of the period totalled $21,867,410. An additional $8,987,297 is related to the acquisition cost. The investment is significant and continues to grow, but management believes that, despite the continued depressed state of the zinc market, the investment in Aljustrel will pay a return in the longer term.

Schedule C

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

For the six months ended June 30, 2003

Financing Activities

Financing activities totalled $3,165,536 during the first six month period in 2003. Of this total, $3,181,870 (US$2,150,000) was raised through another convertible loan facility negotiated with RCF under the same terms as the loan facilities negotiated during 2002. Subsequent to the end of the period, the Company received an additional US$650,000 from RCF, all of which is to be consolidated with US$5,059,235 (Cdn$7,922,000) in convertible bridge demand loans and a convertible term loan received by the Company in the period from September 2001 through December 2002. Please see Notes 6 and 7 to the financial statements for the details of the terms of the financing.

Cash Resources and Liquidity

As of June 30, 2003, the Company had a working capital deficiency of $6,315,486, as compared to a working capital deficiency of $6,809,995 at December 31, 2002. The largest component of the working capital deficiency is the $5,649,770 current portion of the convertible term loans. The remaining $8,295,476 in convertible loans is currently due on December 31, 2004 and as a result is not recorded as a current liability. During the second quarter, the Company reached agreement with the Resource Capital Funds to consolidate all of the convertible demand loan facilities established during 2001, 2002, and to-date in 2003 into one convertible facility with a fixed term expiry date of December 31, 2004. Other payables of $510,904 are related to housing to be transferred to employees of PA over a number of years, and as such are not considered to be a working capital item. Long-term payables of $15,761,501 are all related to the purchase of the Portuguese government mining corporation's interest in PA, and are contingent on the Aljustrel mine going into production.

OUTLOOK

The prospects for conventional project financing to begin production at Aljustrel have not changed since year-end; project financing is not likely to be available until the price of zinc has reached at least the US$0.45 per pound level. Although zinc prices have increased recently, as of the report date, to as high as US$0.39 per pound, there will still have to be an increase in demand to push the zinc metal market into the deficit position needed to move the price substantially higher. Continued improvement in the zinc market is expected through the balance of 2003, but the Company expects that it will have to continue to rely upon RCF and other equity funding to provide the funds required to maintain PA and the Aljustrel mine. Management believes that funding will be available, but obviously cannot guarantee that it will be available or what the terms will be.

Schedule C